Exhibit 99.2

NQ Mobile Inc. Announces Appointment of New Directors and Formation of Investment Committee

BEIJING, October 5, 2016 – (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced the appointment of Ms. Lingyun Guo and Ms. Joanne Yan Zhu as directors on the board of directors of the Company (the “Board”), effective as of October 4, 2016. The Board has also formed an investment committee of the Board to oversee the Company’s investment transactions, management, policies and guidelines. The investment committee of the Board is chaired by Dr. Vincent Wenyong Shi, and includes Dr. Ethan Hu and Ms. Joanne Yan Zhu.

Ms Lingyun Guo has served as the Company’s Chief Strategy Officer since July 2015. She is also a director and beneficial owner of RPL Holdings Limited, a major shareholder of the Company. Prior to joining NQ Mobile in 2015, she previously held positions at Nortel Networks China Limited, an Ericsson China company. Ms. Guo received a master’s degree in communications and information systems from Chongqing University of Posts and Telecommunications in 2006.

Ms. Joanne Yan Zhu, the chairwoman of Zhongzhi Hi-Tech Overseas Investment Ltd., has 14 years of experience in investment consulting and management. Ms. Zhu joined Zhongzhi Enterprise Group in 2013, and was involved in founding Zhongzhi Hi-Tech Overseas Investment Ltd. Prior to joining Zhongzhi Enterprise Group, Ms. Zhu worked at PricewaterhouseCoopers Limited and Cowen and Company (Asia) Limited. During her term at PricewaterhouseCoopers Limited, Ms. Zhu participated in the overseas listings of several large Chinese state-owned enterprises, including Aluminum Corporation of China Limited, China COSCO Holdings Company Limited and China Coal Energy Company Limited. She has also advised more than 30 domestic and overseas mergers and acquisition transactions in various industries, including chemical engineering, energy and resources, healthcare, e-commerce and fast moving consumer goods industries. At Cowen and Company (Asia) Limited, Ms. Zhu advised various Chinese companies in their initial public offering and listing on the New York Stock Exchange and the Nasdaq Stock Market, re-financing and going private transactions. Ms. Zhu holds a master’s degree in applied finance from Macquarie University, Australia and is a certified public accountant in China.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR